November 12, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Your letter dated October 29, 2009
LaserCard Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
File No. 0-6377

Dear Ms. Collins:

We have reviewed your letter dated October 29, 2009 and we have provided the following responses and supplementary information.  For ease of reference, we have keyed each of our responses below to the comment number set forth in your letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 2.  Summary of significant Accounting policies, page 52

(19)  Revenue Recognition, page 61

1.
We note your response to prior comment 2 where you indicate that DGIT will ensure that any remaining inventory at the end of the contract or at the end of any one year term when a renewal option is not exercised will be removed from the secured vault and delivered to the government within six months of the contract end and therefore, you determined the “date certain” for delivery to be six months after the contract end.  Please explain further how you concluded that the requirements of SAB 104 for a fixed schedule of delivery have been met.  In this regard, tell us how you considered the fact that the “date certain” for delivery can change based on whether or not the renewal option is exercised.  In addition, your response refers to “DHS custom identification cards.”  Tell us what is done to customize these cards for the Department of Homeland Security and clarify whether these cards can ultimately be reconfigured and used by other customers.

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com

Ms. Kathleen Collins
Securities and Exchange Commission
November 12, 2009

Response:  We manufacture custom cards used by the United States Department of Homeland Security (“DHS”) for the Permanent Resident card Program under a subcontract that requires us to manufacture and deliver cards into a vault on our premises.  The cards are delivered to the vault in an amount and on a schedule prescribed by the government and the vault is monitored and subject to security protocol approved by the DHS.  We have no right to deliver cards into the vault in an earlier period than instructed and we could be subject to penalties if we make late deliveries.  Title is transferred to the DHS upon delivery of the cards into the vault.  The vault procedure was established by the U.S. government and is specified by them in the subcontract.  Under the terms of the contract, the fixed delivery date certain from the vault to the DHS is six months after the end of the subcontract’s last renewal period of February 29, 2012.  Thus we determined at the inception of the subcontract that the date certain is August 31, 2012.  In December 2008, the subcontract was renewed through its full term ending February 29, 2012, a validation of this determination.  Therefore, the date certain of August 31, 2012 did not change.

The cards we manufacture for the DHS have custom formatted media.  The formatting of the media occurs at the first step in the manufacturing process and can not be altered.  The custom formatted media is then encapsulated in plastic films through multiple lamination steps.  The media is therefore not on the surface of the card, but an integral part of the card.  The card would be destroyed in any attempt to retrieve the media from the cards’ core.  Also, one or more of the plastic layers contain custom graphics specific to the application.  There are many other covert and overt forensic features that are specific to the U.S. Department of Homeland Security Permanent Resident Card or “Green Card”; there is no possible way to modify them for another use.  In addition, the cards are serialized and accepted by the government in specific serialized batches and the vault inventory is subject to audit by the DHS.

2.
Please refer to prior comment 3.  We note that the amendment to the subcontract entered into in June 2007 outlined the customer’s obligation to order a specified number of cards with a fixed delivery schedule for the balance of fiscal year 2008.  Please provide the delivery schedule including the specified number of cards to be shipped at each date in actual numbers (as opposed to relative units).  Tell us whether the terms of amendment, as it related to minimum order requirements, extends beyond fiscal 2008 and if so, describe such terms.  Also, tell us how you account for this arrangement if the customer does not meet the minimum order requirements.  Further, as previously requested please explain the reasons for any significant fluctuations in card shipments between quarters and clarify for us the material fluctuations in shipments as noted in the table provided in your response.

Response:  The subcontract amendment indicated an order would be placed for card deliveries as follows: June 30, 2007 – 206,000; July 31, 2007 – 103,000; September 30, 2007 – 103,000; October 31, 2007 – 103,000; and November 30, 2007 – 103,000.  There were no minimum order requirements beyond fiscal 2007 however, there were subsequent orders placed by the customer.  We recognize revenues on shipments as they occur according to the point of title transfer.  Therefore, a shipment of 103,000 cards made near the end of June 2007 was not recognized in revenue until the following quarter because title transferred upon receipt of the goods by the customer.

Ms. Kathleen Collins
Securities and Exchange Commission
November 12, 2009

If the customer had not ordered the cards committed, we would determine the course of action and accounting treatment at that time.  The customer did order the minimum quantity.  Therefore we did not assess what action would be taken in the event the customer had not ordered the minimum quantity in the specified period.  We deliver cards to the customer at the schedule they request.  Therefore, our revenue fluctuates when purchase orders received and delivery dates requested fluctuate.

3.
We note from your response to prior comment 4 that the Company has established VSOE of fair value for the support packages based on the renewal rate for the 13 optional one-year renewal support packages pursuant to the guidance in TPA 5100.54.  Please clarify how you determined the renewal rates stated in the contract are substantive.  In this regard, tell us whether you have ever sold this type of PCS before and explain further how you determined that the renewal rates are representative of your normal pricing practices.  Also, we note your reference to FTB 90-1 in your footnote disclosures on page 63 and SOP 97-2 in your response.  Please clarify whether the on-going support is associated with the equipment, card manufacturing software or both and tell us the specific accounting guidance you are applying to this arrangement.

Response:  The $1 million annual renewal rate was considered substantive because it is a significant dollar amount in relation to the total contract.  We have not sold this type of PCS in the past and can not compare the renewal rates with our normal pricing practices.  SOP 97-2 was used as an analogy and not due to the software content of any support item.  As such, we used the following guidance from SOP97-2:

“There may be instances in which there is vendor-specific objective evidence of the fair values of all undelivered elements in an arrangement but vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement. In such instances, the fee should be recognized using the residual method, provided that (a) all other applicable revenue recognition criteria in this SOP are met and (b) the fair value of all of the undelivered elements is less than the arrangement fee. Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.”

The amended agreement included a license, equipment, installation, and support package for seven years through March 31, 2011 totaling $27.7 million.  The annual optional renewals amount to $13 million in total, or 32%, of the $40.7 million total arrangement.  Additionally, the annual optional support of 13 years is significantly longer than the initial four-year support package included in the bundled arrangement.  Therefore, the $1 million optional annual support fee for the thirteen annual periods subsequent to March 31, 2011 was considered substantive and sufficient for the establishment of VSOE.

Ms. Kathleen Collins
Securities and Exchange Commission
November 12, 2009

4.
You indicate that the counter-party to the agreement is again late on their payments.  In this regard, we note from your disclosures on page 63 that the agreement calls for payment of $28.5 million of which $27.8 million has been received to date.  Please clarify whether the $700,000 is the only amount past due or explain further how much is currently due to the Company and what portion of that amount is currently past due.  Also, tell us how you determined that collectability of any amounts past due and whether you have established an allowance for such amounts.

Response:  According to the terms of the contract, as amended, at March 31, 2009, $700,000 was due or past due.  At September 30, 2009, $1.5 million was due or past due.  We did not record these amounts in accounts receivable because the other side of the entry would be “Advance payments from customers.”  Our policy is to record advance payments when the cash is received not when invoiced or when due.  Therefore it is not necessary to make a determination of collectability or to establish an allowance.

LaserCard management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation